November 23, 2010

VIA U.S. MAIL AND FACSIMILE

Keith E. Grindstaff, Esq.
8525 East Orchard Road
Greenwood Village, CO 80111

> Re: Great-West Life & Annuity Insurance Company ("Great-West" or
> "Company"); SecureFoundation Group Fixed Deferred Annuity
> Contract ("Contract"); Initial Registration Statement filed on Form S-1;
> File No. 333-169563

Dear Mr. Grindstaff:

The staff reviewed the above-referenced initial registration statement, which the Commission received on September 24, 2010. We have given the registration statement a selective review based on the representation that the disclosure in this Contract is substantially similar to the disclosure in the registration statement on From S-1, declared effective on August 25, 2010 (File No. 333-163244), that describes the Secure Foundation Group Fixed Deferred Annuity Certificate. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff.

PROSPECTUS

Termination of the Group Contract (page 25)

Pursuant to a staff comment on disclosure in the "substantially similar" registration statement (File No. 333-163244), Great-West added disclosure to sub-section (a) that stated that, "Great-West determines in its sole discretion whether or not it will approve any GLWB feature. The terms and conditions of any new GLWB feature will likely differ from the terms and conditions of the Certificate. In addition, the fees associated with any new GLWB feature will likely differ from, and may be greater than, the Guarantee Benefit Fee." Please explain supplementally to staff why that disclosure is not applicable or was not included in the pertinent paragraph in this filing.

PART II

A.   **Financial Schedules**: Please include the financial schedules per Item 16(b) as required by Regulation S-X and Item 11(e) of Form S-1.

B.   **Financial Statements, Exhibits, and Certain Other Information**: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

C.   **Representation**

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   · the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6763. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code: 20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Patrick Scott
Senior Counsel
Office of Insurance Products